FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F       ☒       Form 40-F       ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       ☐       No       ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   ]

National Bank of Greece S.A.

Press release

Athens, 28 June 2010

In light of recent press reports, National Bank of Greece (NBG) wishes to clarify to the public that, given its strong capital base, NBG does not intend to raise equity capital. As expected, NBG is focused on the maintenance and enhancement of such already strong capital base, especially in the current economic environment. In this respect, the Bank continuously reviews opportunities to achieve this goal and will inform the investment community accurately and in a timely fashion of any initiatives it pursues in this regard.

NATIONAL BANK OF GREECE

Press Release

Refutation of press reports

Athens, 30th June  2010

« In light of recent press reports and by repeating relevant public announcement made by NBG on 28.06.2010, National Bank of Greece (NBG) announces to the public that it does not intend to raise equity capital, including in particular through a share capital increase on a non-preemptive basis in favour of a new shareholder. Therefore, press reports that NBG is seeking a strategic investor are not accurate.

NBG remains focused on the maintenance and enhancement of its already strong capital base. As a result it continuously reviews opportunities to achieve such goal.

In keeping with best international practice, NBG provides regular updates to the public, its shareholders and institutional investors. In any case, NBG will inform the public accurately and in a timely fashion of any material new facts or development with respect to the above».

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 30th June, 2010

Chief Executive Officer